UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2008

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On November 3, 2008, EOG Resources, Inc. issued a press release announcing third quarter 2008 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated November 3, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 3, 2008   By: /s/ TIMOTHY K. DRIGGERS
                                                 Timothy K. Driggers
                                                 Vice President and Chief Financial Officer
                                                 (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of EOG Resources, Inc. dated November 3, 2008.

EXHIBIT 99.1



News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES ANNOUNCES THIRD QUARTER 2008 RESULTS

- Third Quarter United States Crude Oil and Condensate Production Increases By 65 Percent Year-Over-Year
- On Track to Achieve 15 Percent Total Company Production Increase in 2008
- Targets 2009 Total Company Organic Production Growth of 10 to 14 Percent
- Projects 43 Percent Increase in Total Company Crude Oil and Condensate Production in 2009

FOR IMMEDIATE RELEASE: Monday, November 3, 2008

HOUSTON - EOG Resources, Inc. (EOG) today reported third quarter 2008 net income available to common stockholders of $1,556.3 million, or $6.20 per share. This compares to third quarter 2007 net income available to common stockholders of $202.4 million, or $0.82 per share.

The results for the third quarter 2008 included a previously disclosed $1,381.7 million ($889.2 million after tax, or $3.55 per share) gain on the mark-to-market of financial commodity transactions. During the quarter, the net cash outflow related to financial commodity contracts was $122.5 million ($78.8 million after tax, or $0.31 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common stockholders for the quarter was $588.3 million, or $2.34 per share. Adjusted non-GAAP net income available to common stockholders for the third quarter 2007 was $195.7 million, or $0.79 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common stockholders to GAAP net income available to common stockholders.)

Operational Highlights

Excellent results from North American operations continue to position EOG to achieve its 2008 production goals set forth in February of this year. Despite plant downtime and hurricane interruptions, the company is on track to increase its 2008 total company production by 15 percent over 2007.

EOG's United States crude oil and condensate production increased 65 percent versus the third quarter 2007, led primarily by results from strong wells in the North Dakota Bakken. Condensate rich natural gas production from Johnson County and the western counties of the Fort Worth Basin Barnett Shale Play also contributed to the increased liquids production in the United States.

Currently, EOG is operating an eight rig program in the North Dakota Bakken with seven rigs running in the Parshall Field and one drilling step-out wells. Among the most prolific wells EOG drilled in the Bakken core area during the third quarter were the Austin #21-28H, #18-21H and #10-34H. The wells, in which EOG holds a 66, 100 and 70 percent working interest, respectively, posted corresponding peak gross production rates of 2,847, 3,029 and 3,477 barrels of oil per day.

In the Fort Worth Basin Barnett Shale Play, EOG continues to make improvements to individual well production rates and reserve recoveries. During the third quarter, EOG drilled and completed a pattern of four horizontal wells in northeastern Johnson County. The Little Buddy Units #3H, #5H, #6H and #7H began initial production in October at individual rates ranging from 6.5 to 10 million cubic feet per day (MMcfd) of natural gas, gross. EOG has an average 81 percent working interest in these wells. Also in Johnson County, the Raam Unit #4H, in which EOG has 100 percent working interest, began initial production at over 8.5 MMcfd.

In July, EOG brought its first two wells to sales in British Columbia's Horn River Basin natural gas play where the company holds approximately 150,000 net acres. Since then, EOG has drilled and completed three horizontal wells, which had initial production rates of 16, 12 and 9 MMcfd, respectively. EOG has a 100 percent working interest in the wells, which continue to produce at strong rates after being on-line for 30 to 60 days.

"EOG hit its volume targets again this quarter because of the inherent strength of our drilling inventory, not only in the North Dakota Bakken and Fort Worth Basin Barnett Shale, but across our North American operations," said Mark G. Papa, Chairman and CEO. "Our year-to-date results reflect EOG's technological expertise with regard to implementing drilling and well completion enhancements that give us an economic advantage in geologically challenging plays even during periods of low hydrocarbon prices. Our results in the Bakken and Barnett plays demonstrate the high quality completion results that EOG is achieving."

2009 Operational Plans and Targets

EOG is targeting 2009 total company production growth ranging from 10 to 14 percent, depending upon North American natural gas prices. Production growth in 2009 is expected to be driven by high reinvestment rate of return opportunities in the United States, particularly the Fort Worth Basin Barnett Shale and the North Dakota Bakken. Natural gas production from Canada, Trinidad and other international areas in 2009 is projected to remain relatively flat with 2008 production levels.

EOG is approaching its 2009 natural gas drilling and capital expenditure program with two alternate production growth targets, one more robust than the other.

"We believe that cold winter weather – or lack of it – will be the determining factor of North American natural gas prices in 2009. If Henry Hub prices average above $8.00, we will target 14 percent total company production growth. However, if prices average $7.00, we expect to reduce our North American natural gas drilling activity and achieve an overall 10 percent production increase. In either case, our focus is on the balance sheet and our commitment to low debt ratios. We anticipate that total company crude oil and condensate production will increase 43 percent in 2009 over 2008 driven primarily by the North Dakota Bakken with a lesser contribution from our Barnett oil and other plays," said Papa.

"Based on EOG's projected 2009 activity level and our strong prospect inventory, we have confidence that EOG can achieve double-digit organic production growth with attractive reinvestment rates of return. In these uncertain times, the consistency of our long-term strategy and focus on ROCE and the balance sheet is paying off. Although we have abundant opportunities, EOG's goal remains the same: to pursue a high rate of return drilling program with a low unit cost structure while maintaining flat year-end net debt year over year."

Capital Structure

At September 30, 2008, EOG's total debt outstanding was $1,897 million for a debt-to-total capitalization ratio of 18 percent. Taking into account cash on the balance sheet of $886 million, at the end of the third quarter EOG's net debt was $1,011 million and the net debt-to-total capitalization ratio was 10 percent, down from 14 percent at year-end 2007. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

"With the recent issuance of our long-term notes of $750 million, essentially all of EOG's debt is termed up and we have minimized our short-term credit needs. Combined with our investment grade 'A' credit ratings category and conservative financials, EOG's capital structure remains in excellent shape. Because maintaining a low net debt-to-total capitalization ratio is a key strategy for EOG, we will manage our capital expenditures accordingly," said Papa.

Conference Call Scheduled for November 4, 2008

EOG's third quarter 2008 results conference call will be available via live audio webcast at 8 a.m. Central Standard Time (9 a.m. Eastern Standard Time) on Tuesday, November 4, 2008. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Tuesday, November 18, 2008.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom North Sea and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;

- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations, including environmental regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2007, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net Operating Revenues	$ 3,219.5	$ 986.2	$ 5,353.0	$ 2,925.9
Net Income Available to Common Stockholders	$ 1,556.3	$ 202.4	$ 1,975.0	$ 725.2
Net Income Per Share Available to Common Stockholders				
Basic	$ 6.30	$ 0.83	$ 8.02	$ 2.98
Diluted	$ 6.20	$ 0.82	$ 7.88	$ 2.93
Average Number of Shares Outstanding				
Basic	247.2	243.5	246.3	243.1
Diluted	250.9	247.4	250.8	247.3

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net Operating Revenues				
Natural Gas	$ 1,259,130	$ 679,992	$ 3,637,325	$ 2,196,290
Crude Oil, Condensate and Natural Gas Liquids	574,402	258,273	1,494,043	651,833
Gains on Mark-to-Market Commodity Derivative Contracts	1,381,733	43,591	69,067	47,893
Other, Net	4,241	4,307	152,570	29,871
Total	3,219,506	986,163	5,353,005	2,925,887
Operating Expenses				
Lease and Well	151,342	120,091	422,679	347,604
Transportation Costs	78,136	39,913	203,205	109,452
Exploration Costs	37,943	38,840	145,397	106,440
Dry Hole Costs	12,849	46,046	28,062	74,672
Impairments	32,142	42,014	113,591	86,860
Depreciation, Depletion and Amortization	346,247	279,189	958,740	783,311
General and Administrative	70,893	48,101	185,459	139,163
Taxes Other Than Income	97,771	47,111	279,866	149,806
Total	827,323	661,305	2,336,999	1,797,308
Operating Income	2,392,183	324,858	3,016,006	1,128,579
Other Income, Net	13,864	6,311	28,756	22,236
Income Before Interest Expense and Income Taxes	2,406,047	331,169	3,044,762	1,150,815
Interest Expense, Net	12,095	12,571	33,315	31,027
Income Before Income Taxes	2,393,952	318,598	3,011,447	1,119,788
Income Tax Provision	837,667	114,595	1,036,000	391,065
Net Income	1,556,285	204,003	1,975,447	728,723
Preferred Stock Dividends	-	1,637	443	3,502
Net Income Available to Common Stockholders	$ 1,556,285	$ 202,366	$ 1,975,004	$ 725,221

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,	
Wellhead Volumes and Prices	2008	2007	2008	2007
Natural Gas Volumes (MMcfd) [(A)]				
United States	1,196	997	1,141	958
Canada	224	216	218	223
Trinidad	240	262	229	255
Other International [(D)]	19	22	16	25
Total	1,679	1,497	1,604	1,461
Average Natural Gas Prices ($/Mcf) [(B)]				
United States	$ 8.99	$ 5.52	$ 9.15	$ 6.19
Canada	8.15	5.49	8.33	6.22
Trinidad	4.04	2.20	3.86	2.35
Other International [(D)]	7.41	5.89	8.90	5.29
Composite	8.15	4.94	8.28	5.51
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	41.8	25.3	35.9	23.6
Canada	3.0	2.4	2.7	2.4
Trinidad	3.4	4.2	3.4	4.2
Other International [(D)]	0.1	0.1	0.1	0.1
Total	48.3	32.0	42.1	30.3
Average Crude Oil and Condensate Prices ($/Bbl) [(B)]				
United States	$ 109.86	$ 70.86	$ 107.36	$ 62.52
Canada	109.71	69.99	104.57	60.54
Trinidad	111.39	67.03	103.80	67.22
Other International [(D)]	112.77	66.96	104.66	61.57
Composite	109.96	70.27	106.89	63.01
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	13.2	10.8	14.7	10.3
Canada	1.1	0.9	1.0	1.0
Total	14.3	11.7	15.7	11.3
Average Natural Gas Liquids Prices ($/Bbl) [(B)]				
United States	$ 69.79	$ 47.94	$ 63.08	$ 43.73
Canada	64.01	46.71	62.45	41.52
Composite	69.33	47.84	63.04	43.52
Natural Gas Equivalent Volumes (MMcfed) [(C)]				
United States	1,525	1,213	1,445	1,161
Canada	249	236	240	244
Trinidad	261	288	250	280
Other International [(D)]	20	22	16	25
Total	2,055	1,759	1,951	1,710
Total Bcfe [(C)]	189.1	161.9	534.5	466.8

(A) Million cubic feet per day or thousand barrels per day, as applicable.
(B) Dollars per thousand cubic feet or per barrel, as applicable.
(C) Million cubic feet equivalent per day or billion cubic feet equivalent, as applicable; includes natural gas, crude oil, condensate and natural gas liquids. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids.
(D) Other International includes EOG's United Kingdom and China operations.

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(Unaudited; in thousands, except share data)

	September 30, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 885,977	$ 54,231
Accounts Receivable, Net	1,048,385	835,670
Inventories	146,571	102,322
Assets from Price Risk Management Activities	317,994	100,912
Income Taxes Receivable	8,789	110,370
Deferred Income Taxes	-	33,533
Other	68,801	55,001
Total	2,476,517	1,292,039
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	20,216,168	16,981,836
Other Property, Plant and Equipment	901,209	581,402
	21,117,377	17,563,238
Less: Accumulated Depreciation, Depletion and Amortization	(7,985,007)	(7,133,984)
Total Property, Plant and Equipment, Net	13,132,370	10,429,254
Long-Term Assets Held for Sale	-	254,376
Other Assets	223,843	113,238
Total Assets	$ 15,832,730	$ 12,088,907
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,340,822	$ 1,152,140
Accrued Taxes Payable	136,254	104,647
Dividends Payable	33,325	22,045
Liabilities from Price Risk Management Activities	118	3,404
Deferred Income Taxes	200,118	108,980
Current Portion of Long-Term Debt	37,000	-
Other	85,443	82,954
Total	1,833,080	1,474,170
Long-Term Debt	1,860,000	1,185,000
Other Liabilities	512,006	368,336
Deferred Income Taxes	2,707,684	2,071,307
Stockholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, Cumulative, $1,000 Liquidation Preference per Share,		
5,000 Shares Outstanding at December 31, 2007	-	4,977
Common Stock, $0.01 Par, 640,000,000 Shares Authorized:		
249,752,807 Shares Issued at September 30, 2008 and		
249,460,000 Shares Issued at December 31, 2007	202,498	202,495
Additional Paid In Capital	369,128	221,102
Accumulated Other Comprehensive Income	314,982	466,702
Retained Earnings	8,038,477	6,156,721
Common Stock Held in Treasury, 168,395 Shares at		
September 30, 2008 and 2,935,313 Shares at December 31, 2007	(5,125)	(61,903)
Total Stockholders' Equity	8,919,960	6,990,094
Total Liabilities and Stockholders' Equity	$ 15,832,730	$ 12,088,907

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Nine Months Ended September 30,	
	2008	2007
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 1,975,447	$ 728,723
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	958,740	783,311
Impairments	113,591	86,860
Stock-Based Compensation Expenses	76,344	46,732
Deferred Income Taxes	790,699	328,005
Other, Net	(135,325)	(21,080)
Dry Hole Costs	28,062	74,672
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(69,067)	(47,893)
Realized (Losses) Gains	(237,326)	99,188
Other, Net	14,390	20,778
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(219,947)	78,283
Inventories	(45,354)	4,232
Accounts Payable	221,449	42,830
Accrued Taxes Payable	135,747	(22,834)
Other Assets	(18,756)	(7,780)
Other Liabilities	(3,397)	2,732
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	14,389	(44,314)
Net Cash Provided by Operating Activities	3,599,686	2,152,445
Investing Cash Flows		
Additions to Oil and Gas Properties	(3,532,343)	(2,472,902)
Additions to Other Property, Plant and Equipment	(320,699)	(204,000)
Proceeds from Sales of Assets	369,669	43,972
Changes in Components of Working Capital Associated with		
Investing Activities	(14,501)	44,325
Other, Net	(1,316)	(3,966)
Net Cash Used in Investing Activities	(3,499,190)	(2,592,571)
Financing Cash Flows		
Long-Term Debt Borrowings	750,000	610,000
Long-Term Debt Repayments	(38,000)	(60,000)
Dividends Paid	(81,453)	(61,253)
Redemptions of Preferred Stock	(5,395)	(10,641)
Excess Tax Benefits from Stock-Based Compensation	69,824	17,422
Treasury Stock Purchased	(11,266)	(6,497)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	67,414	32,747
Debt Issuance Costs	(6,704)	(4,752)
Other, Net	112	(11)
Net Cash Provided by Financing Activities	744,532	517,015
Effect of Exchange Rate Changes on Cash	(13,282)	6,800
Increase in Cash and Cash Equivalents	831,746	83,689
Cash and Cash Equivalents at Beginning of Period	54,231	218,255
Cash and Cash Equivalents at End of Period	$ 885,977	$ 301,944

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON STOCKHOLDERS (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and nine-month periods ended September 30 reported Net Income Available to Common Stockholders (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market (gains) losses from these transactions and for the gain on the sale of Appalachian assets. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Reported Net Income Available to Common Stockholders (GAAP)	$ 1,556,285	$ 202,366	$ 1,975,004	$ 725,221
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(1,381,733)	(43,591)	(69,067)	(47,893)
Realized (Losses) Gains	(122,467)	33,308	(237,326)	99,188
Subtotal	(1,504,200)	(10,283)	(306,393)	51,295
After Tax MTM Impact	(967,953)	(6,617)	(197,164)	33,008
Less: Gain on Sale of Appalachian Assets, Net of Tax	-	-	(84,748)	-
Adjusted Net Income Available to Common Stockholders (Non-GAAP)	$ 588,332	$ 195,749	$ 1,693,092	$ 758,229
Net Income Per Share Available to Common Stockholders (GAAP)				
Basic	$ 6.30	$ 0.83	$ 8.02	$ 2.98
Diluted	$ 6.20	$ 0.82	$ 7.88	$ 2.93
Adjusted Net Income Per Share Available to Common Stockholders (Non-GAAP)				
Basic	$ 2.38	$ 0.80	$ 6.87	$ 3.12
Diluted	$ 2.34	$ 0.79	$ 6.75	$ 3.07
Average Number of Shares Outstanding				
Basic	247,155	243,486	246,343	243,140
Diluted	250,930	247,425	250,765	247,275

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON STOCKHOLDERS (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and nine-month periods ended September 30 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common Stockholders (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital and Other Assets and Liabilities, Changes in Components of Working Capital Associated with Investing and Financing Activities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net Cash Provided by Operating Activities (GAAP)	$ 1,537,065	$ 725,829	$ 3,599,686	$ 2,152,445
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	32,818	35,268	131,909	96,842
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(175,579)	(57,549)	219,947	(78,283)
Inventories	36,178	(6,708)	45,354	(4,232)
Accounts Payable	34,046	(28,179)	(221,449)	(42,830)
Accrued Taxes Payable	(228,485)	49,025	(135,747)	22,834
Other Assets	(42,867)	3,097	18,756	7,780
Other Liabilities	(5,043)	(18,224)	3,397	(2,732)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(15,164)	23,843	(14,389)	44,314
Preferred Stock Dividends	-	(1,637)	(443)	(3,502)
Discretionary Cash Flow Available to Common Stockholders (Non-GAAP)	$ 1,172,969	$ 724,765	$ 3,647,021	$ 2,192,636

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (Non-GAAP) AND TOTAL CAPITALIZATION (Non-GAAP) AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio information)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	09/30/2008	12/31/2007
Total Stockholders' Equity (GAAP) - (a)	$ 8,920	$ 6,990
Current and Long-Term Debt (GAAP) - (b)	1,897	1,185
Less: Cash (GAAP)	(886)	(54)
Net Debt (Non-GAAP) - (c)	1,011	1,131
Total Capitalization (Non-GAAP) - (a) + (c)	$ 9,931	$ 8,121
Total Capitalization (GAAP) - (a) + (b)	$ 10,817	$ 8,175
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**10%**	**14%**
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	**18%**	**14%**